Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. -4)*
BNCCORP

(Name of Issuer)
Common Stock

(Title of Class of Securities)
055936108

(CUSIP Number)
Jeffry M. Henderson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 6, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. Sec. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [squ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055936108

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Kenneth Hilton Johnson

2	Check the appropriate box if a member of a group (see instructions)
(a)
(b)

3	SEC use only

4	Source of funds (see instructions)

PF

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6	Citizenship or place of organization

United States

	7	Sole voting power

Number of		418,302

shares	8	Shared voting power
beneficially
owned by

each	9	Sole dispositive power
reporting
person		418,302

with:	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person

418,302

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

IN

13	Percent of class represented by amount in Row (11)

11.66%

14	Type of reporting person (see instructions)

IN

Instructions for Cover Page
     (1) Names and I.R.S. Identification Numbers of Reporting Persons— Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13-D” below).
     (2) If any of the shares beneficially owned by a reporting person are held as a member of the group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)).
     (3) The 3rd row is for SEC internal use; please leave blank.
     (4) Classify the source of funds or other consideration used or to be used in making the purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO
     (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.
     (6) Citizenship or Place of Organization—Furnish citizenship if the named reporting person is a natural person. Otherwise, Furnish place of organization. (See Item 2 of Schedule 13D).
     (7)-(11) [Reserved]
     (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
     (13) Aggregate Amount Beneficially Owned by Each Reporting Person, Etc.—Rows (7) through (11), inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).
     (14) Type of Reporting Person—Please classify each “reporting person” according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker Dealer
Bank
Insurance Company
Investment Company
Investment Adviser
Employee Benefit Plan or Endowment Fund
Parent Holding Company/Control Person
Savings Association
Church Plan
Corporation
Partnership
Individual
Other
BD BK IC IV IA EP HC SA CP CO PN IN OO
     Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as “filed” for purposes of section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).
Special Instructions for Complying With Schedule 13D
     Under sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
     Instructions. A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
     B. Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.
     C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

     Item 1. Security and Issuer. Common shares of BNCCORP, Inc. BNCCORP, Inc. is located at 322 East Main Avenue, Bismarck, North Dakota 58501.
     Item 2. Identity and Background.
          (a) Kenneth Hilton Johnson
          (b) 1331 South Federal, Chicago, Illinois 60605
          (c) Professional trader at the CME Group, 30 South Wacker Drive, Chicago, Illinois 60606 and investor.
          (d) None
          (e) None
          (f) United States.
     Item 3. Source and Amount of Funds or Other Consideration. Personal funds have been used in making all purchases.
     Item 4. Purpose of Transaction. The purpose of acquisition of the securities is price appreciation through a buy and hold strategy.
          (a) The reporting person, based on an analysis of market factors, including earnings, share price, etc., may purchase additional securities
          (b) None
          (c) None
          (d) Mr. Johnson desires to become a member of the Board of Directors of BNCCORP, Inc.
          (e) None
          (f) None
          (g) None
          (h) None

          (i) None
          (j) None.
     Item 5. Interest in Securities of the Issuer.
          (a) 418,302 or 11.66%
          (b) All voting and dispositive power is controlled by Kenneth Johnson.
          There is no shared voting or dispositive power.
          Shares of Sole Voting Power: 418,302
          Shares of Sole Dispositive Power: 418,302
          (c) See Schedule 5(c) following.
          (d) None.
          (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. None.
     Item 7. Material to be Filed as Exhibits. None.
     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date 10/18/07
Signature Kim Carrier
Name/Title Attorney-in-Fact
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5(c)

2) Date	3) Quantity	4) Price	5) Buy/Sell *
8/5/04	400	$17.00	Buy
8/6/04	600	$17.00	Buy
8/9/04	100	$16.50	Buy
8/9/04	900	$16.50	Buy
8/9/04	1,000	$16.40	Buy
8/10/04	400	$16.00	Buy
8/12/04	1,000	$15.40	Buy
8/12/04	1,000	$15.40	Buy
8/12/04	100	$15.40	Buy
8/17/04	816	$15.00	Buy
8/17/04	184	$15.00	Buy
8/18/04	1,000	$15.00	Buy
8/18/04	1,000	$15.00	Buy
8/18/04	1,000	$15.00	Buy
8/18/04	1,000	$15.00	Buy
8/18/04	50	$15.00	Buy
8/18/04	950	$15.00	Buy
4/30/07	2,500	$17.002	Buy
4/30/07	2,500	$16.9767	Buy
4/30/07	347	$16.3929	Buy
5/01/07	4,653	$17.4995	Buy
5/01/07	2,500	$17.3438	Buy
5/21/07	200	$18.32	Buy
5/21/07	344	$18.35	Buy
5/21/07	256	$18.35	Buy
5/21/07	200	$18.35	Buy
5/21/07	500	$18.25	Buy
5/21/07	100	$18.24	Buy
5/21/07	700	$18.34	Buy
5/21/07	100	$18.34	Buy
5/21/07	100	$18.34	Buy
5/30/07	1,800	$18.2499	Buy
5/30/07	200	$18.25	Buy
6/01/07	1,000	$18.45	Buy
6/05/07	100	$18.74	Buy
6/05/07	100	$18.75	Buy
6/05/07	300	$18.75	Buy
6/06/07	100	$18.75	Buy
6/06/07	100	$18.75	Buy
6/06/07	97	$18.74	Buy
6/06/07	100	$18.74	Buy
6/06/07	100	$18.77	Buy
6/06/07	100	$18.74	Buy
6/06/07	100	$18.77	Buy
6/07/07	3	$18.80	Buy
6/06/07	300	$18.74	Buy
6/04/07	900	$18.55	Buy
6/12/07	200	$18.00	Sell
6/12/07	730	$18.00	Sell
6/12/07	17	$18.00	Sell
6/21/07	1,194	$18.3983	Buy
6/21/07	806	$18.5816	Buy

Schedule 5(c) (continued)

2) Date	3) Quantity	4) Price	5) Buy/Sell *
6/25/07	1,000	$19.124	Buy
7/11/07	4,000	$18.4973	Buy
7/26/07	3,000	$18.2298	Buy
7/27/07	3,000	$18.4887	Buy
8/03/07	867	$17.8358	Buy
8/06/07	2,000	$18.4	Buy

*	Unsolicited buy/sell conducted through McDonnell, Inc., Chicago, Illinois.